UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------
                                  SCHEDULE 13D

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments thereto Filed Pursuant to Rule 13d-2(a)

                                (Amendment No. 1)

                            Callon Petroleum Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                            13123X102 (Common Stock)
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Victor Friberg
                                Fred. Olsen & Co.
                               Fred. Olsensgate 2
                                0152 Oslo, Norway
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 28, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)
--------------------------------------------------------------------------------

     * The remainder of the cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                    -------------------------------
CUSIP No.         13123X102           13D                      Page 2 of 5 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSONS                               Ganger Rolf ASA
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                  N/A
-------- -----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- -----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*                                                     WC
-------- -----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION                  Kingdom of Norway
--------------------------------- ------ ---------------------------------------
                                    7
           NUMBER OF                     SOLE VOTING POWER                     0
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
          PERSON WITH
                                         ---------------------------------------
                                  ------ ---------------------------------------
                                    8
                                         SHARED VOTING POWER           1,839,386
                                         ---------------------------------------
                                  ------ ---------------------------------------
                                    9
                                         SOLE DISPOSITIVE POWER                0
                                         ---------------------------------------
                                  ------ ---------------------------------------
                                   10
                                         SHARED DISPOSITIVE POWER      1,839,386
-------- -----------------------------------------------------------------------
  11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                        1,839,386
-------- -----------------------------------------------------------------------
  12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]
-------- -----------------------------------------------------------------------
  13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                13.7%
-------- -----------------------------------------------------------------------
  14
         TYPE OF REPORTING PERSON*                                            CO
-------- -----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                    -------------------------------
CUSIP No.         13123X102           13D                      Page 3 of 5 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSONS                                   Bonheur ASA
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                  N/A
-------- -----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- -----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*                                                     WC
-------- -----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION                  Kingdom of Norway
--------------------------------- ------ ---------------------------------------
                                    7
           NUMBER OF                     SOLE VOTING POWER                     0
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
          PERSON WITH
                                         ---------------------------------------
                                  ------ ---------------------------------------
                                    8
                                         SHARED VOTING POWER           1,839,386
                                         ---------------------------------------
                                  ------ ---------------------------------------
                                    9
                                         SOLE DISPOSITIVE POWER                0
                                         ---------------------------------------
                                  ------ ---------------------------------------
                                   10
                                         SHARED DISPOSITIVE POWER      1,839,386
-------- -----------------------------------------------------------------------
  11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                        1,839,386
-------- -----------------------------------------------------------------------
  12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]
-------- -----------------------------------------------------------------------
  13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                13.7%
-------- -----------------------------------------------------------------------
  14
         TYPE OF REPORTING PERSON*                                            CO
-------- -----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                    -------------------------------
CUSIP No.         13123X102           13D                      Page 4 of 5 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSONS                                     AS Quatro
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                  N/A
-------- -----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- -----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*                                                     OO
-------- -----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION                  Kingdom of Norway
--------------------------------- ------ ---------------------------------------
                                    7
           NUMBER OF                     SOLE VOTING POWER                     0
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
          PERSON WITH
                                         ---------------------------------------
                                  ------ ---------------------------------------
                                    8
                                         SHARED VOTING POWER                   0
                                         ---------------------------------------
                                  ------ ---------------------------------------
                                    9
                                         SOLE DISPOSITIVE POWER                0
                                         ---------------------------------------
                                  ------ ---------------------------------------
                                   10
                                         SHARED DISPOSITIVE POWER              0
-------- -----------------------------------------------------------------------
  11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                                0
-------- -----------------------------------------------------------------------
  12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [X]
-------- -----------------------------------------------------------------------
  13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    0
-------- -----------------------------------------------------------------------
  14
         TYPE OF REPORTING PERSON*                                            CO
-------- -----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                    -------------------------------
CUSIP No.         13123X102           13D                      Page 5 of 5 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSONS                                    Invento AS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                  N/A
-------- -----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- -----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*                                                     OO
-------- -----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION                  Kingdom of Norway
--------------------------------- ------ ---------------------------------------
                                    7
           NUMBER OF                     SOLE VOTING POWER                     0
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
          PERSON WITH
                                         ---------------------------------------
                                  ------ ---------------------------------------
                                    8
                                         SHARED VOTING POWER                   0
                                         ---------------------------------------
                                  ------ ---------------------------------------
                                    9
                                         SOLE DISPOSITIVE POWER                0
                                         ---------------------------------------
                                  ------ ---------------------------------------
                                   10
                                         SHARED DISPOSITIVE POWER              0
-------- -----------------------------------------------------------------------
  11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                                0
-------- -----------------------------------------------------------------------
  12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [X]
-------- -----------------------------------------------------------------------
  13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    0
-------- -----------------------------------------------------------------------
  14
         TYPE OF REPORTING PERSON*                                            CO
-------- -----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on
Schedule 13D filed by Fred. Olsen Energy ASA, Ganger Rolf ASA, Bonheur ASA, AS Quatro and AS Cinco on August 20, 1997 (the "Statement"). All terms used herein, unless otherwise defined, have the same meanings herein as set forth in the Statement.

This Amendment No. 1 is being filed to remove F.O. Energy and Cinco as Reporting Persons hereunder and to add Invento AS ("Invento") as a Reporting Person hereunder. Items 2, 3, 4, 5 and 6 of the Statement are hereby amended and supplemented by the following information:

Item 1.   Security and Issuer

Item 1 of the Statement was originally as follows:

This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Callon Petroleum Company, a corporation organized and existing under the laws of the State of Delaware (the "Company"), the principal executive offices of which are located at 200 North Canal Street, P.O. Box 1287, Natchez, Mississippi 39120.

Item 2.   Identity and Background

Item 2 of the Statement was originally as follows:

This statement is being filed by (i) Fred. Olsen Energy ASA, a joint stock company organized and existing under the laws of the Kingdom of Norway ("F.O. Energy"), (ii) Ganger Rolf ASA, a public joint stock company organized and existing under the laws of the Kingdom of Norway and the owner of 100% of the outstanding capital stock of F.O. Energy ("Ganger Rolf"), (iii) Bonheur ASA, a public joint stock company organized and existing under the laws of the Kingdom of Norway and the owner of 49.0% of the outstanding capital stock of Ganger Rolf ("Bonheur"), (iv) A/S Quatro, a joint stock company organized and existing under the laws of the Kingdom of Norway and the owner of 6.7% of the outstanding capital stock of Ganger Rolf and 23.0% of the outstanding capital stock of Bonheur ("Quatro") and (v) A/S Cinco, a joint stock company organized and existing under the laws of the Kingdom of Norway and the owner of 6.9% of the outstanding capital stock of Ganger Rolf and 23.0% of the outstanding capital stock of Bonheur ("Cinco" and, collectively with F.O. Energy, Ganger Rolf, Bonheur and Quatro, the "Reporting Persons").

The principal business address and the principal executive offices of each of F.O. Energy, Ganger Rolf, Bonheur, Quatro and Cinco are located at Fred. Olsensgate 2, 0152 Oslo, Norway.

The principal business activity of F.O. Energy is the ownership and operation of offshore drilling and floating production vessels and the fabrication of such vessels, all for use by the offshore oil and gas industry, conducted through its subsidiaries. The principal business activities of each of Ganger Rolf and Bonheur are shipping, transportation and offshore oil and gas industry services, conducted through their respective subsidiaries. The principal business activities of each of Quatro and Cinco are holding and managing investments, including in Ganger Rolf, Bonheur and other companies.

During the last five years preceding the date of this statement, none of the Reporting Persons nor, to the best of the knowledge and belief of the Reporting Persons, any director or executive officer of any of the Reporting Persons (all of whom are set forth in Shedule A hereto, incorporated herein by reference), were convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years preceding the date of this statement, none of the Reporting Persons nor, to the best of the knowledge and belief of the Reporting Persons, any of the individuals set forth in Schedule A, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violations with respect to such laws.

This Amendment No. 1 amends and supplements Item 2 as follows:

This Amendment No. 1 is being filed by (i) Ganger Rolf, (ii) Bonheur, (iii) Quatro, the owner of 21.3% of the outstanding capital stock of Bonheur and (iv) Invento, the owner of 20.8% of the outstanding capital stock of Bonheur.

The principal business address and the principal executive offices of Invento are located at Fred. Olsensgate 2, 0152 Oslo, Norway. The principal business activity of Invento is holding and managing investments, including in Bonheur.

Schedule A to the Statement, containing information with respect to the directors and executive officers of the Reporting Persons, is hereby amended and superseded in its entirety by Schedule A hereto.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Statement was originally as follows:

F.O. Energy and Fred. Olsen Energy II AS, a Norwegian joint stock company which has agreed to merge and is expected to be effectively merged with and into F.O. Energy on or about August 29, 1997 ("F.O. Energy II"), acquired from Ganger Rolf, Bonheur, A/S Borga, Fred. Olsen Limited and Fred. Olsen Finance Limited an aggregate of 1,839,386 shares of Common Stock (of which F.O. Energy acquired 919,693 shares of Common Stock and F.O. Energy II acquired 919,693 shares of Common Stock) in consideration for an aggregate of 2,118,450 newly issued Ordinary Shares of F.O. Energy (of which 1,059,225 newly issued Ordinary Shares of F.O. Energy were issued in exchange for 1,059,225 Ordinary Shares of F.O. Energy II upon the merger thereof with and into F.O. Energy). See Item 4, Purpose of Transaction.

This Amendment No. 3 amends and supplements Item 3 as follows:

Ganger Rolf and Bonheur jointly purchased from F.O. Energy an aggregate of 1,839,386 shares of Common Stock for an aggregate purchase price of $26,119,281, which amount was based on the average closing price per share of Common Stock on the New York Stock Exchange over the 20 trading days preceding the initial offer from Ganger Rolf and Bonheur to purchase such shares. Ganger Rolf and Bonheur each paid $13,059,640.50 of the purchase price, derived from their respective working capital. See Item 4, Purpose of Transaction.

Item 4.   Purpose of Transaction

Item 4 of the Statement was originally as follows:

The shares of Common Stock the ownership of which is reported were acquired by F.O. Energy for investment purposes.

F.O. Energy and F.O. Energy II were formed in April 1997 by Ganger Rolf and Bonheur, respectively, for purposes of a corporate restructuring involving the consolidation of substantially all of Ganger Rolf's and Bonheur's interests in certain businesses in the offshore drilling, floating production and offshore fabrication industries. In connection with such corporate restructuring by Ganger Rolf and Bonheur, F.O. Energy and F.O. Energy II acquired from Ganger Rolf, Bonheur, A/S Borga, Fred. Olsen Limited and Fred. Olsen Finance Limited 81,340, 81,340, 1,285,080, 128,964 and 262,662 shares of Common Stock, respectively, on August 11, 1997 pursuant to two stock purchase agreements (the "Stock Purchase Agreements") entered into among F.O. Energy and F.O. Energy II, respectively, and Ganger Rolf, Bonheur, A/S Borga, Fred. Olsen Limited and Fred. Olsen Finance Limited, in consideration for an aggregate of 93,700, 93,700, 1,480,000, 148,550 and 302,500 newly issued Ordinary Shares of F.O. Energy
(following the merger of F.O. Energy II with and into F.O. Energy), respectively. Ganger Rolf and Bonheur each directly own 50% of the outstanding capital stock of A/S Borga. In addition, Quatro and Cinco each directly own 50% of the outstanding capital stock of Flawhurst Limited, which directly owns 100% of the outstanding capital stock of Fred. Olsen Limited, which in turn indirectly owns 100% of the outstanding capital stock of Fred. Olsen Finance Limited. John C. Wallace, a director of the Company, is a director of F.O. Energy and a director of Ganger Rolf, Bonheur, Quatro and Cinco, as well as other companies associated with the Reporting Persons, including Fred. Olsen Limited.

Prior to the execution of the Stock Purchase Agreements, each of Ganger Rolf, Bonheur, A/S Borga, Fred. Olsen Limited and Fred. Olsen Finance Limited were limited partners in NOCO Holdings L.P., a Delaware limited partnership ("NOCO Holdings"), the limited partner with a 99% interest in NOCO Enterprises L.P., a Delaware limited partnership ("NOCO Enterprises") and the 100% shareholder of NOCO Properties, Inc., a Delaware corporation ("NOCO Properties"), which in turn is the general partner with a 1% interest in NOCO Enterprises. NOCO Holdings, NOCO Enterprises, NOCO Properties and NOCO Management Ltd., a Texas corporation, the general partner of NOCO Holdings, are collectively referred to herein as the "NOCO Entities". Prior to the execution of the Stock Purchase Agreements, NOCO Enterprises held 1,984,758 shares of Common Stock in the Company. Immediately prior to the execution of the Stock Purchase Agreements, the partnership interest of each of Ganger Rolf, Bonheur, A/S Borga, Fred. Olsen Limited and Fred. Olsen Finance Limited in NOCO Holdings L.P. were liquidated and the shares of Common Stock of the Company attributable to such partnership interests, or 81,340, 81,340, 1,285,080, 128,964 and 262,662 shares of Common Stock, respectively, were distributed to such entities.

NOCO Enterprises entered into a Stockholders' Agreement (the "Stockholders' Agreement") dated September 16, 1994, with the Company and certain members of the Callon family (the "Callon Family") and a Registration Rights Agreement (the "Registration Rights Agreement") dated September 16, 1994, with the Company. In connection with F.O. Energy's acquisition of an aggregate of 1,839,386 shares of Common Stock of the Company, F.O. Energy has become a party to each of the Stockholders' Agreement and the Registration Rights Agreement, in each case pursuant to the respective terms thereof. For a description of the Stockholders' Agreement and the Registration Rights Agreement, see Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

F.O. Energy will review on a continuous basis its investment in the Common Stock and the Company's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. F.O. Energy may in the future take such actions in respect of its investment in the Common Stock as it deems appropriate in light of the circumstances existing from time to time. Currently, these actions include continuing to hold the shares it now beneficially owns or disposing of shares. Such dispositions could be effected in private transactions, through a public offering or, upon compliance with the rules under the Securities Act of 1933, as amended (the "Securities Act"), in the open market. Dispositions by F.O. Energy and certain of its transferees are restricted by the terms of the Stockholders' Agreement described in Item 6 hereof. Additionally, it is possible that F.O. Energy could seek to acquire additional shares, although it has no current plans to do so. Any acquisition of shares could be effected in the open market, in privately negotiated transactions, or otherwise. Shares may be transferred from time to time among F.O. Energy and its affiliates. Any sales, purchases or transfers or other actions described herein may be made at any time without further prior notice. In reaching any conclusion as to the foregoing matters, F.O. Energy will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, the obligations of and other business opportunities available to F.O Energy and its affiliates, developments with respect to F.O. Energy's businesses, general economic conditions, the market price for shares of Common Stock and stock market conditions.

None of the Reporting Persons nor, to the best of the knowledge and belief of the Reporting Persons, any of the individuals set forth on Schedule A, has any plans or proposals, except as described above, that relate to or would result in
(a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person; (h) any class of the Company's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any class of the Company's equity securities becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

This Amendment No. 1 amends and supplements Item 4 as follows:

Prior to August 28, 2000, F.O. Energy held an aggregate of 1,839,386 shares of Common Stock in the Company as a strategic investment. In August 2000, F.O. Energy determined that its holding of Common Stock in the Company was no longer of strategic importance and that the financial resources available through the sale of such holding could be more profitably used in connection with the development by F.O. Energy of its core business. Ganger Rolf and Bonheur wished to retain beneficial ownership of the Common Stock in the Company held by F.O. Energy. Accordingly, on August 28, 2000 Ganger Rolf and Bonheur jointly purchased from F.O. Energy an aggregate of 1,839,386 shares of Common Stock for an aggregate purchase price of $26,119,281. Ganger Rolf and Bonheur are currently registered as the joint record owner of all of the 1,839,386 shares of Common Stock formerly owned by F.O. Energy. F.O. Energy no longer owns any Common Stock in the Company.

On December 18, 1998, Quatro was demerged with the result that the company was divided into two companies, Quatro and Invento (formerly Quatroto AS). In December 1998, Quatro and Invento also disposed of all of their respective shares in Ganger Rolf and each acquired additional shares in Bonheur. Each of Quatro and Invento disclaims beneficial ownership of the shares of Common Stock in the Company owned by Ganger Rolf and Bonheur.

In December 1998, Cinco disposed of all of its shares in Boneur, including the transfer of certain of such shares to Quatro and Invento, and additionally disposed of certain of its shares in Ganger Rolf. Cinco currently owns 5.2% of the shares in Ganger Rolf and no shares in Bonheur.

John C. Wallace, a director of the Company, is a director of Ganger Rolf and Bonheur, as well as other companies associated with the Reporting Persons.

In connection with F.O. Energy's acquisition of an aggregate of 1,839,386 shares of Common Stock of the Company, F.O. Energy became a party the Stockholders' Agreement and the Registration Rights Agreement, in each case pursuant to the respective terms thereof. The Stockholders' Agreement terminated in accordance with its own terms on September 16, 1999. In connection with their joint acquisition of an aggregate of 1,839,386 shares of Common Stock of the Company, Ganger Rolf and Bonheur became a joint party to the Registration Rights Agreement, pursuant to the terms thereof, in lieu of F.O. Energy. For a description of the Registration Rights Agreement, see Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As a result of the transactions  described above,  neither F.O. Energy nor Cinco
(i) directly or indirectly beneficially owns more than 5% of the Company, (ii) is party to any agreement to act together for the purpose of voting or disposing of the Common Stock, and (iii) is required to file pursuant to Rule 13d-1(a). Accordingly, F.O. Energy and Cinco are no longer Reporting Persons hereunder.

Ganger Rolf and Bonheur will review on a continuous basis their investment in the Common Stock and the Company's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Ganger Rolf and Bonheur may in the future take such actions in respect of their investment in the Common Stock as they deem appropriate in light of the circumstances existing from time to time. Currently, these actions include continuing to hold the shares they now beneficially own or disposing of shares. Such dispositions could be effected in private transactions, through a public offering or, upon compliance with the rules under the Securities Act, in the open market. Additionally, it is possible that Ganger Rolf and/or Bonheur could seek to acquire additional shares, although neither of them has any current plans to do so. Any acquisition of shares could be effected in the open market, in privately negotiated transactions, or otherwise. Shares may be transferred from time to time among Ganger Rolf, Bonheur and their affiliates. Any sales, purchases or transfers or other actions described herein may be made at any time without further prior notice. In reaching any conclusion as to the foregoing matters, Ganger Rolf and Bonheur will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, the obligations of and other business opportunities available to Ganger Rolf, Bonheur and their affiliates, developments with respect to Ganger Rolf's and Bonheur's businesses, general economic conditions, the market price for shares of Common Stock and stock market conditions.

None of the Reporting Persons nor, to the best of the knowledge and belief of the Reporting Persons, any of the individuals set forth on Schedule A, has any plans or proposals, except as described above, that relate to or would result in
(a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person; (h) any class of the Company's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any class of the Company's equity securities becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Statement was originally as follows:

As of the date of this statement, F.O. Energy is the record owner of 1,839,386 shares of the outstanding Common Stock of the Company, equal to 31.9% of the outstanding Common Stock of the Company based on a total of 5,758,667 shares of Common Stock of the Company outstanding as of December 31, 1996.

F.O. Energy has the sole power to vote and the sole power to dispose of 1,839,386 shares of Common Stock of the Company. Each of Ganger Rolf and Bonheur have the power to direct the vote and direct the disposition of the shares of Common Stock of the Company owned by F.O. Energy. Each of Quatro and Cinco disclaims beneficial ownership to the shares of Common Stock of the Company owned by F.O. Energy.

Under the Stockholders' Agreement, a group consisting of the Reporting Persons, the NOCO Entities and the members of the Callon Family may be deemed to have been formed pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act. Such group would be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all equity securities of the Company beneficially owned by such parties. Such parties would, as of the date of this statement, be deemed to beneficially own an aggregate of 3,545,171 shares of Common Stock, or approximately 61.6% of the foregoing total number of shares reported to be outstanding (based in part on information provided by the Company).

The Reporting Persons believe, based upon information provided to them by the NOCO Entities and the Company, that the number and percentage of shares of Common Stock beneficially owned by of the parties to the Stockholders' Agreement other than the Reporting Persons are as set forth in Schedule B hereto. The aggregate number and percentage of shares of Common Stock beneficially owned by the NOCO Entities is 145,372 shares and 2.5%, and by the Callon Family is 1,560,413 shares and 27.1%. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock owned by the NOCO Entities and the Callon Family and the existence of a group with the NOCO Entities and the Callon Family.

During the past 60 days preceding the date of this statement, none of the Reporting Persons nor, to the best of the knowledge and belief of the Reporting Persons, any of the individuals set forth in Schedule A, has effected any transaction in the shares of the Company, except as described in Item 3 above.

This Amendment No. 1 amends and supplements Item 5 as follows:

As of the date of this statement, Ganger Rolf and Bonheur are the joint record owner of 1,839,386 shares of the outstanding Common Stock of the Company, equal to 13.7% of the outstanding Common Stock based on a total of 13,397,706 shares of Common Stock outstanding as of November 5, 2001. Ganger Rolf and Bonheur have the joint power to vote and the joint power to dispose of 1,839,386 shares of Common Stock of the Company. Each of Quatro and Invento disclaims beneficial ownership to the shares of Common Stock of the Company owned by Ganger Rolf and Bonheur.

Under the Stockholders' Agreement, a group consisting of F.O. Energy, Ganger Rolf, Bonheur, Quatro, Cinco, the NOCO Entities and the members of the Callon Family could have been deemed to have been formed pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act. The Stockholders' Agreement, however, terminated according to its own terms on September 16, 1999. The Reporting Persons disclaim (i) the current or previous existence of any such group and
(ii) beneficial ownership of any of the shares of Common Stock owned by the NOCO Entities or the Callon Family.

During the past 60 days preceding the date of this Amendment No. 1, none of the Reporting Persons nor, to the best of the knowledge and belief of the Reporting Persons, any of the individuals set forth in Schedule A, has effected any transaction in the shares of the Company, except as described in Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement was originally as follows:

Except as described in this statement or in the documents referred to herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the best of the knowledge and belief of the Reporting Persons, any of the individuals set forth in Schedule A, or between such persons and any person with respect to any securities of the Company.

The Stockholders' Agreement, to which F.O. Energy became a party on August 11, 1997, provides that members of the Callon Family, NOCO Enterprises and F.O. Energy agree (i) to each vote for two directors nominated by the Callon Family and NOCO Enterprises and F.O. Energy, respectively (ii) neither NOCO Enterprises nor F.O. Energy on the one hand nor the members of Callon Family on the other hand will transfer their shares of Common Stock in connection with or support a transaction involving a Change of Control or a Fundamental Change (each as defined in the Stockholders' Agreement) without the consent of the other; and
(iii) that neither NOCO Enterprises nor F.O. Energy on the one hand nor the members of Callon Family on the other hand will sell Common Stock without first offering it to the other, except in limited circumstances. This right of first refusal does not apply in certain circumstances, including certain dispositions pursuant to Rule 144, underwritten offerings, dispositions to persons that following the acquisition would be the beneficial owner of less than 5% of the outstanding Common Stock and dispositions made with the consent of the other party. The transferee in such dispositions would generally not be required to be subject to the Stockholders' Agreement. The right of first refusal also does not apply to certain dispositions to other parties to the Stockholders' Agreement, certain dispositions to persons affiliated with or directly or indirectly holding interests in the F.O. Energy or the NOCO Entities, entities that are affiliated with a party to the Stockholders' Agreement and certain family members and trusts. The transferees in these dispositions would generally remain subject to the Stockholders' Agreement.

The Registration Rights Agreement, to which F.O. Energy became a party on August 11, 1997, requires that the Company register Common Stock owned by F.O. Energy and NOCO Enterprises with the Securities and Exchange Commission (the "Commission") for sale to the public in a firm commitment public offering, and to include shares owned by them in registration statements filed by the Company with the Commission covering the sale of shares of Common Stock except in certain circumstances. Members of the Callon Family have entered into a substantially similar agreement with the Company. The Company will pay all costs (excluding underwriting discounts and commissions) of the first two demand registrations under the registration rights agreement with F.O. Energy and NOCO Enterprises, one-half of the costs of the third demand registration and F.O. Energy and/or NOCO Enterprises will pay all costs of any subsequent registrations. Neither F.O. Energy nor NOCO Enterprises will be responsible for costs of registrations not demanded by such entity. The Company has agreed not to effect any public sale (including by registering securities held by others) of any securities of the same class being registered by F.O. Energy or NOCO Enterprises for certain specified periods prior to and following the effective date of registration statements under which F.O. Energy or NOCO Enterprises is selling securities. F.O. Energy, NOCO Enterprises and members of the Callon Family have each similarly agreed not to effect sales of securities during periods prior to and following the effective date of registration statements demanded by each of them under their respective registration rights agreement.

The foregoing are summaries of certain provisions of the Stockholders' Agreement and the Registration Rights Agreement, copies of which have been filed as Exhibits 1 and 2, respectively, hereto and are incorporated by reference herein; and such summaries are qualified by, and subject to, the more complete information contained in such agreements.

This Amendment No. 1 amends and supplements Item 6 as follows:

Except as described in this Amentment No. 1 or in the documents referred to herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the best of the knowledge and belief of the Reporting Persons, any of the individuals set forth in Schedule A, or between such persons and any person with respect to any securities of the Company.

The Stockholders' Agreement, to which F.O. Energy became a party on August 11, 1997, terminated in accordance with its own terms on September 16, 1999.

The Registration Rights Agreement, to which Ganger Rolf and Bonheur became a joint party on August 28, 2000, requires that the Company register Common Stock owned by Ganger Rolf and Bonheur and the NOCO Enterprises with the Commission for sale to the public in a firm commitment public offering, and to include shares owned by them in registration statements filed by the Company with the Commission covering the sale of shares of Common Stock except in certain circumstances. The Company will pay all costs (excluding underwriting discounts and commissions) of the first two demand registrations under the registration rights agreement with Ganger Rolf and Bonheur and NOCO Enterprises, one-half of the costs of the third demand registration and Ganger Rolf and Bonheur and/or NOCO Enterprises will pay all costs of any subsequent registrations. Neither Ganger Rolf and Bonheur nor NOCO Enterprises will be responsible for costs of registrations not demanded by such entity. The Company has agreed not to effect any public sale (including by registering securities held by others) of any securities of the same class being registered by Ganger Rolf and Bonheur or NOCO Enterprises for certain specified periods prior to and following the effective date of registration statements under which Ganger Rolf and Bonheur or NOCO Enterprises is selling securities. Ganger Rolf, Bonheur and NOCO Enterprises have each similarly agreed not to effect sales of securities during periods prior to and following the effective date of registration statements demanded by each of them under their respective registration rights agreement.

The foregoing are summaries of certain provisions of the Registration Rights Agreement (as amended by the counterpart thereto, dated August 28, 2000, a copy of which has been filed as Exhibit 1 hereto and is incorporated by reference herein), and which summary is qualified by, and subject to, the more complete information contained in the Registration Rights Agreement.

Item 7.   Material to be Filed as Exhibits

Exhibit    Description
---------- ----------------------

   1. Counterpart, dated August 28, 2000, to Registration Rights Agreement, dated September 16, 1994, by and between Callon Petroleum Holding Company and NOCO Enterprises L.P., amended on August 11, 1997 by Fred. Olsen Energy ASA becoming a party thereto through the execution of a counterpart of the Registration Rights Agreement, and as amended as of August 28, 2000 by Ganger Rolf and Bonheur becoming a joint party thereto through the execution of the Counterpart.

                                                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2002

GANGER ROLF ASA


By: /s/ Anette S. Olsen
   --------------------------------
Name: Anette S. Olsen
Title: Managing Director


BONHEUR ASA


By: /s/ Anette S. Olsen
   --------------------------------
Name: Anette S. Olsen
Title: Managing Director


AS QUATRO


By: /s/ Anette S. Olsen
    -------------------------------
Name: Anette S. Olsen
Title: Managing Director


INVENTO AS


By: /s/ Anette S. Olsen
   --------------------------------
Name: Anette S. Olsen
Title: Managing Director

                                   Schedule A

            Directors and Executive Officers of the Reporting Persons

Name                          Present Principal Occupation or Employment,
                              Address and Citizenship

Ganger Rolf

Fred. Olsen                  Chairman of the  Board of  Directors, Ganger  Rolf
                             ASA and Bonheur ASA; Fred. Olsensgate 2, 0152 Oslo,
                             Norway; Norwegian

Anette S. Olsen              Managing   Director,   Fred.  Olsen  &  Co.;  Fred.
                             Olsensgate 2, 152 Oslo, Norway; Norwegian

Fridthjov Haavardsson        Senior Vice President, Finance, Fred.  Olsen & Co.;
                             Fred. Olsensgate 2, 0152 Oslo, Norway; Norwegian

John C. Wallace              Managing Director, Fred. Olsen Limited;  65 Vincent
                             Square, London SW1P 2RX, England ; Canadian
Bonheur

Fred. Olsen                  Chairman of the Board of Directors, Ganger Rolf ASA
                             and Bonheur  ASA;  Fred. Olsensgate 2,  0152  Oslo,
                             Norway; Norwegian

Anette S. Olsen              Managing   Director,   Fred.  Olsen  &  Co.;  Fred.
                             Olsensgate 2, 152 Oslo, Norway; Norwegian

Fridthjov Haavardsson        Senior Vice President, Finance, Fred.  Olsen & Co.;
                             Fred. Olsensgate 2, 0152 Oslo, Norway; Norwegian

John C. Wallace              Managing Director, Fred. Olsen Limited;  65 Vincent
                             Square, London SW1P 2RX, England ; Canadian
AS Quatro

Fred. Olsen                  Chairman of the Board of Directors, Ganger Rolf ASA
                             and Bonheur  ASA;  Fred. Olsensgate 2,  0152  Oslo,
                             Norway; Norwegian

Anette S. Olsen              Managing   Director,   Fred.  Olsen  &  Co.;  Fred.
                             Olsensgate 2, 152 Oslo, Norway; Norwegian

Fredrik T. Olsen             Director,  Fred. Olsen S.A.,  Spain;  Finca Belami,
                             Calle  Dr.  Zerolo  17,  38006 St. Cruz deTenerife,
                             Canary Islands, Spain; Norwegian
Invento AS

Fred. Olsen                  Chairman of the Board of Directors, Ganger Rolf ASA
                             and  Bonheur  ASA;  Fred.  Olsensgate 2, 0152 Oslo,
                             Norway; Norwegian

Anette S. Olsen              Managing  Director,   Fred.  Olsen  &  Co.;   Fred.
                             Olsensgate 2, 0152 Oslo, Norway; Norwegian

Fredrik T. Olsen             Director,  Fred.  Olsen  S.A., Spain; Finca Belami,
                             Calle  Dr. Zerolo 17,  38006 St . Cruz  deTenerife,
                             Canary Islands, Spain; Norwegian

                                                                       Exhibit 1

                  COUNTERPART TO REGISTRATION RIGHTS AGREEMENT

                     BY AND BETWEEN CALLON PETROLEUM COMPANY

                   (FORMERLY CALLON PETROLEUM HOLDING COMPANY)

                           AND NOCO ENTERPRISES, L.P.

                            DATED SEPTEMBER 16, 1994



     WHEREAS, the parties have caused this Counterpart to be executed and delivered by their respective duly authorized officers for purposes of Section
7.3 of the above-mentioned Registration Rights Agreement and for purposes of confirming that the 1,839,836 shares of common stock of Callon Petroleum Company to be acquired jointly by Ganger Rolf ASA and Bonheur ASA directly from Fred. Olsen Energy ASA are "Registrable Securities" as defined in the Registration Rights Agreement; and

     WHEREAS, Ganger Rolf ASA and Bonheur ASA agree to be bound by the terms of the Registration Rights Agreement;

     IN WITNESS WHEREOF, this Counterpart is effective as of the 28th day of August, 2000.

       CALLON PETROLEUM COMPANY

       By: /s/ Robert A. Mayfield

       Name: Robert A. Mayfield

       Title: Corporate Secretary

       GANGER ROLF ASA

       By: /s/ F. Haavardsson             By: /s/ J.C. Wallace

       Name: F. Haavardsson               Name: J.C. Wallace

       Title: Director                    Title: Director

       BONHEUR ASA

       By: /s/ F. Haavardsson             By: /s/ J.C. Wallace

       Name: F. Haavardsson               Name: J.C. Wallace

       Title: Director                    Title: Director